大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A41/atl

11 November 2002 [redacted]

02060015

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

02 NOV 26 AM 9:03

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED – DESPATCH OF CIRCULAR AND NOTICE OF BOOKS CLOSURE

Dear Sir

We enclose a copy of our Announcement dated 11 November 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED – DESPATCH OF CIRCULAR AND NOTICE OF BOOKS CLOSURE

1. Despatch of Circular to Shareholders

1.1 **Despatch of Circular.** The Board of Directors of United Overseas Bank Limited ("**UOB**") announces the despatch today of the circular to the shareholders of UOB dated 11 November 2002 (the "**Circular**"), including the proxy form for the extraordinary general meeting ("**EGM**") of UOB shareholders, in relation to the proposed distribution in specie (the "**Distribution**") of 64,251,957 ordinary shares of S$1.00 each in the capital of Haw Par Corporation Limited ("**Haw Par**"), representing approximately 31.12 per cent. of the issued share capital of Haw Par, held by UOB to UOB shareholders. Unless otherwise defined herein, terms used in this Announcement shall have the same meanings as defined in the Circular.

1.2 **EGM.** The EGM will be held at the Penthouse of UOB, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624, on 28 November 2002 at 12.00 noon.

1.3 **Circular.** UOB shareholders are encouraged to consider carefully the Circular. UOB shareholders who have not received the Circular within a week from the date of this Announcement may obtain a copy from the Share Registrar of UOB at the following address:

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

or from the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

2. Notice of Books Closure

Books Closure Date. Notice is hereby given that, subject to the Distribution being approved by UOB shareholders at the EGM, the Transfer Books and Register of Members of UOB will be closed at 5.00 p.m. on 5 December 2002 (the "**Books Closure Date**") for the purpose of determining the entitlements of UOB shareholders to the Distribution.

A further announcement as to whether the Distribution has been approved by UOB shareholders will be made after the EGM.

4. Important Dates and Times

Dates and Times. UOB shareholders should note the following important dates and times in respect of the Distribution:

Last date and time for lodgement of proxy form	:	Tuesday, 26 November 2002 at 12.00 noon
EGM	:	Thursday, 28 November 2002 at 12.00 noon
Books Closure Date	:	Thursday, 5 December 2002 at 5.00 p.m.
Date for the crediting of Haw Par Shares into the Securities Accounts	:	Friday, 20 December 2002
Date for the despatch of Haw Par share certificates	:	Friday, 20 December 2002
First day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Monday, 23 December 2002
Last day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Wednesday, 22 January 2003

By Order of the Board

Chan

Vivien Chan
Company Secretary
United Overseas Bank Limited

11 November 2002